

February 26, 2010

Via facsimile to ((617) 526-5000) and U.S. Mail

Jay E. Bothwick, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109

> **Re: Airvana, Inc.**
> **Revised Preliminary Schedule 14A**
> **Filed February 22, 2010**
> **File No. 001-33576**
>
> **Amended Schedule 13E-3**
> **Filed February 22, 2010**
> **File No. 005-83779**

Dear Mr. Bothwick:

We have reviewed the above filings and have the following comments.

Amended Schedule 13E-3

1. We note your response to prior comment 1. We disagree with your analysis and reissue the comment. Please refer to Compliance and Disclosure Interpretation 101.02 (available on our website) for additional guidance.

Revised Preliminary Schedule 14A

Reasons for the Merger, page 28

2.   We reissue prior comment 13. It is unclear how your revisions address the prior comment. Explain how each filing person considered the fact that "certain officers and directors had interests different from, and/or in addition to, the interests of the unaffiliated stockholders" in placing its or his reliance on the Goldman Sachs opinion.

3.   We note your response to prior comment 15. Explain <u>why</u> the previously referenced interests did not affect the fairness determination made by the special committee.

Opinion of the Special Committee's Financial Advisor, page 33

4.   We reissue prior comment 18.

5.   Please disclose the substance of your response to prior comment 19.

6.   We reissue prior comment 20. It is unclear how your revisions address the issues described in our prior comment. Include disclosure showing how Goldman Sachs arrived, for example, at each of the ranges of illustrative present value of future share price. If this information was not presented to the special committee, please state so and clarify whether the special committee inquired Goldman Sachs about the support for its various analyses.

7.   We reissue prior comment 22. Note that Item 1015(b)(4) of Regulation M-A is not limited to disclosure relating to investment banking services.

8.   Please disclose the substance of your response to prior comment 22.

Position of Parent, Merger Sub and the Other Buyer Filing Person as to the Fairness of the Merger, page 44
Position of Rollover Stockholders as to the Fairness of the Merger, page 47

9.   We note your response to prior comment 25. Please revise your disclosure to include the disclosure required by Instruction 2(iv) to Item 1014(b) of Regulation M-A.

                          *   *   *   *

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please direct any questions relating to the going private transaction filings to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                          Sincerely,

                          Daniel F. Duchovny
                          Special Counsel
                          Office of Mergers & Acquisitions